210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. To Host Conference Call to Discuss Updated U.K. Phase I/II Trial Head and Neck Cancer Data Being Presented at the ASCO Annual Meeting

CALGARY, AB, --- June 4, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that Dr. Brad Thompson, President and CEO, will host a conference call and webcast on Monday, June 7th, 2010 at 7:00 a.m. MT (9:00 a.m. ET) to discuss the Phase I/II head and neck cancer data being presented that day at the ASCO Annual Meeting in Chicago, IL.

To access the conference call by telephone, dial 1-647-427-7450 or 1-888-231-8191. A live audio webcast will also be available at the following link: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3108600  or through the Company’s website at www.oncolyticsbiotech.com.  Please connect at least 15 minutes prior to the webcast to ensure adequate time for any software download that may be needed. A replay of the webcast will be available at www.oncolyticsbiotech.com and will also be available by telephone through June 14th, 2010. To access the telephone replay, dial 1-416-849-0833 or 1-800-642-1687 and enter reservation number 80060184#.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The presentation time is subject to change. This press release and the presentations related thereto contain forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the timing, implication and accuracy of materials presented at the ASCO meeting with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com